SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

6 December 2016

BP p.l.c.
Third quarter interim dividend for 2016
Payments of dividends in sterling

On 1 November 2016, the Directors of BP p.l.c. announced that the interim dividend for the third quarter 2016 would be US$0.10 per ordinary share (US$0.60 per ADS). This interim dividend is to be paid on 16 December 2016 to shareholders on the share register on 11 November 2016. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative has been made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the four dealing days from 30 November to 5 December 2016 (£1 = US$1.26082). Accordingly, the amount of sterling dividend payable in cash on 16 December 2016 will be:

7.9313 pence per share.

Details of the third quarter 2016 dividend and timetable are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

Jens Bertelsen
Deputy Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 December 2016

/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary